COMMENTS RECEIVED ON MARCH 19, 2012

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES VIII (File Nos. 002-86711 and 811-03855)

Fidelity Advisor Global Equity Income Fund

POST-EFFECTIVE AMENDMENT NO. 102

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

Fidelity Global Equity Income Fund

POST-EFFECTIVE AMENDMENT NO. 131

1. All funds

"Investment Summary" (prospectuses)

"Investment Objective"

"The fund seeks reasonable income. In pursuing this objective, the fund will also consider the potential for capital appreciation."

C: The Staff requests that we define "reasonable income" within the prospectus.

R: The funds seek reasonable income and in doing so will also consider the potential for capital appreciation. This objective is reflected in the funds' principal investment strategies of normally investing primarily in income-producing equity securities but also investing in other types of equity securities and debt securities, including lower-quality debt securities. We believe each fund's objective is expressed in plain English and that its meaning is clear in the context of its principal investment strategies. Accordingly we have not modified disclosure.

2. All funds

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Global Equity Income Fund)

B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 1.20%. This arrangement will remain in effect through December 31, 2013.

C: The Staff requests confirmation that the agreements will be filed as exhibits to the registration statements.

R: As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is a unilateral undertaking by FMR to reimburse certain expenses through the stated date.

3. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Investing in securities issued throughout the world."

C: The Staff notes that the fund names include "global" and requests a description of how the funds will invest in assets tied economically to a number of countries throughout the world, per Investment Company Act Release No. 24828, footnote 42, dated January 17, 2001.

R: We understand that the Staff has changed its position in recent years (see Name Test Rule Proposing Release footnote 38) and that the Staff currently views the term "global" to connote that a fund will invest its assets in investments tied economically to a number of different countries throughout the world (see Name Test Rule Adopting Release footnote 42). We believe the current disclosure for each fund, which provides that FMR invests the fund's assets in securities issued throughout the world and normally allocates the fund's investments across different countries and regions, is consistent with the Staff's current position and accordingly have not modified disclosure.

4. All funds

"Investment Summary" (prospectuses)

"Principal Investment Strategies"

C: The Staff requested we disclose the market capitalization strategy as well as the maturity policy for the funds.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization or of a particular maturity. Accordingly, we have not modified disclosure.

5. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Potentially investing in other types of equity securities and debt securities, including lower-quality debt securities."

C: The Staff requests that we define "other types of equity securities, debt securities and lower-quality debt securities" within this strategy. Additionally, the Staff questions whether the funds will use derivatives to meet the 80% test.

R: Form N-1A Item 4 requires the information in the "Fund Summary" section to summarize, based on information provided in the "Investment Details" section, how the funds intend to achieve their investment objectives. We believe the current disclosure in "Fund Summary" meets this requirement. As required by Item 9(b)(1) of Form N-1A, the types of securities in which the funds principally will invest are disclosed under the heading "Description of Principal Security Types" in the "Investment Details" section. Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the funds do not intend to count derivatives for purposes of their 80% policies.

6. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Potentially investing in other types of equity securities and debt securities, including lower-quality debt securities."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

7. All funds

"Investment Summary" (prospectuses)

"Principal Investment Risks"

"Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile."

C: The Staff requests we add an emerging markets strategy to "Principal Investment Strategies" in the "Fund Summary" section.

R: The funds do not have a principal investment strategy to invest in emerging markets. Accordingly, we have not modified disclosure.

8. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

""Value" Investing. "Value" stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time."

C: The Staff requests that we add a corresponding Value Investing strategy to "Principal Investment Strategies" in the "Fund Summary" section.

R: The funds do not have a principal investment strategy to buy value stocks, per se. However, they do normally invest primarily in income-producing equity securities, and, as disclosed, an emphasis on above-average income-producing equity securities may lead to investments in large cap "value" stocks. For this reason we disclose the risks associated with "value" investing. We believe the current disclosure appropriately discloses the funds' principal investment strategies and accordingly have not modified disclosure.

9. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Fidelity Global Equity Income Fund)

"You may buy or sell shares of the fund through a Fidelity brokerage or mutual fund account, through a retirement account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV, minus the short-term redemption fee, if applicable. Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Simplified Employee Pension-IRA and Keogh accounts, and Non-Fidelity Prototype Retirement accounts	$500
Through regular investment plans in Fidelity Traditional IRAs, Roth IRAs, and Rollover IRAs (requires monthly purchases of $200 until fund balance is $2,500)	$200

The fund may waive or lower purchase minimums in other circumstances."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b). Accordingly, we have not modified disclosure.

10. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the Trustees and Officers section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

11. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

12. Fidelity Advisor Global Equity Income Fund

"Fund Summary" (prospectus)

"Fee Table"

Shareholder fees (fees paid directly from your investment)

Class A

Class T

Class C

Maximum sales charge (load) on purchases (as a % of offering price)	5.75%	3.50%	None
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)	NoneA	NoneA	1.00%B

A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively.

B On Class C shares redeemed less than one year after purchase.

C: The Staff requests we update the maximum contingent deferred sales charge line item to read "1.00% or 0.25%," as applicable, for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. We understand that this is appropriate, in accordance with Instruction 2(a)(ii) to Item 3, "[i]f more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load))" (in which case the first caption in the table would read "Maximum Sales Charge (Load)" and would show the maximum cumulative percentage). However, we believe this result would not be appropriate for this fund as it does not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

13. Fidelity Adviser Global Equity Income Fund

"Fund Summary" (prospectus)

"Fee Table"

C: The Staff requests that the footnotes below the "Shareholder fees" table be relocated to the end of the "Annual class operating expenses" table.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual class operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the information under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format most effectively communicates the information presented.

14. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.